FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

COMMISSION FILE NO.: 000-31014

The following fact sheet was distributed to certain employees of SXC Health Solutions Corp. on April 18, 2012.

Combination Fact Sheet

SXC and Catalyst are both middle market leaders in the pharmacy benefits management space, having grown significantly over the past several years. SXCs’ strength in technology solutions, operations and flexibility, combined with Catalyst’s client-centric model and proven sales and go-to-market strategies, will create a formidable PBM competitor and a unique offering in the market.

SXC:

SXC (NASDAQ: SXCI) (TSX: SXC) www.SXC.com is a leading provider of pharmacy benefits management (PBM) services and Health Care Information Technology (HCIT) solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of PBM services and software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as health plans, employers, federal, state and local governments, pharmacy benefit managers, retail pharmacy chains and other healthcare intermediaries. SXC is headquartered in Lisle, Illinois with multiple locations in the US and Canada.

Executive Leadership:

Mark A. Thierer, Chairman and CEO

Jeff Park, EVP and CFO

Joel Saban, EVP

John Romza, EVP

Cliff Berman, SVP and General Counsel

Financial Highlights:

2010	2011
Revenues: $1.9 billion	$5.0 billion
Net Income: $64.7 million	$91.8 million

Employees:

1,650

Headquarters:

Lisle, Illinois

Locations:

US

-	Birmingham, AL	-	Lake Charles, LA
-	Little Rock, AR	-	Avon, MA
-	Scottsdale, AZ	-	Worcester, MA
-	Miramar, FL	-	South Portland, ME
-	Alpharetta, GA	-	Columbus, MS
-	Clayton, GA	-	Las Vegas, NV
-	Honolulu, HI	-	Pittsburgh, PA
-	Lisle, IL	-	Warminster, PA
-	Lenexa, KS	-	Franklin, TN
-	San Antonio, TX	-	Lubbock, TX
-	Seattle, WA	-	Denver, CO
-	Dunbar, WV

Canada

-	Victoria, BC
-	Milton, Ontario

Service Offerings:

•	HCIT Solutions
•	Retail Network
•	Specialty
•	Mail Order
•	Clinical Programs
•	Formulary management
•	Plan Design Management
•	Analytic Services
•	Medicare Part D services
•	EGWP

CatalystRx

Catalyst (NASDAQ: CHSI) www.catalystrx.com, the fastest growing national PBM in the U.S., is built on strong, innovative principles in the management of prescription drug benefits and provides an unbiased, client-centered philosophy resulting in industry-leading client retention rates. The Company’s subsidiaries include Catalyst Rx, a full-service pharmacy benefit manager (PBM) serving more than 18 million lives in the United States and Puerto Rico; Hospiscript Services, LLC, one of the largest providers of PBM services to the hospice industry; FutureScripts, LLC, a full-service PBM serving approximately one million lives in the mid-Atlantic region; and a fully integrated prescription mail service facility. The Company’s clients include self-insured employers, including state and local governments, managed care organizations, unions, hospices, third-party administrators and individuals.

Executive Leadership:

David Blair, Chairman and CEO

Richard A. Bates, President and Chief Operating Officer

Timothy R. Pearson, EVP and CFO

Benjamin R. Preston, EVP, Corporate Counsel and Secretary

Financial Highlights:

2010	2011
Revenue: $3.76 billion	$5.33 billion
Net Income: $80.9 million	$66.9 million

Employees:

Approximately 1,550

Headquarters:

Rockville, Maryland

Locations:

- Ft. Lauderdale, FL - Gainesville, FL - Orlando, FL - Atlanta, GA - Oahu, HI - Chicago, IL - Des Moines, IA - Frankfort, KY - Baton Rouge, LA - Rockville, MD - Detroit/Lansing, MI	- Jackson, MS - Springfield, MO - Reno, NV - Las Vegas, NV - New York, NY - Raleigh, NC - Akron, OH - Columbus, OH - Philadelphia, PA - Pittsburgh, PA - San Juan, PR - Dallas, TX

Service Offerings:

•	Plan design management

•	Interactive, customized website

•	Audit and Quality Control Programs

•	Reporting Capabilities/Data Analytic Services

•	Nationwide Pharmacy Network

•	Mail and Specialty services

•	Superior education programs

•	Formulary management

Benefits of Merger:

•

First, our combined companies will represent approximately $13 billion in annual revenue. SXC finished 2011 at $5 billion in revenue and has confirmed guidance of $6.8 to $6.9 billion in revenue for 2012. Catalyst’s 2012 guidance is $5.8 to $6.2 billion in revenue. Combined, we will be approximately 3,500 employees nearly doubling our employee count.

•

Both companies are very successful and highly complementary. SXC’s flexible and scalable technology solutions combined with Catalyst’s client-centered philosophy to pharmacy benefits management will provide a unique offering to the marketplace.

•	When it comes to being competitive, bigger is better. We gain significant leverage across the supply chain. That enables us to deliver tremendous value to clients and to shareholders.

•

Third, we will be able to offer a best-in-class suite of services and solutions to a diversified client base. SXC has experienced great success in the health plan market. Catalyst has been very successful in the middle employer market.

•	Next, a greater number of lives gives us the ability to capitalize on the growing use of generics and improves our position with pharma on obtaining limited distribution drugs.

•	Our offerings in mail order, specialty pharmacy, clinical services and analytics will be strengthened.

•	Finally, the combined business will have a strong balance sheet. Shareholders will benefit from earnings accretion and strong free cash flow.

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual results to differ from those expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing. Further information concerning SXC and its business, including factors that potentially could materially affect SXC’s financial results, is contained in SXC’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward- looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by

Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 28, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.